Exhibit 3.20

STATE OF DELAWARE SECRETARY OF STATE DIVISION OF CORPORATIONS FILED 09:00 AM 12/10/1997 971421048 – 2831064

CERTIFICATE OF FORMATION

OF

ART HOLDING, L.L.C.

1. The name of the limited liability company is

ART HOLDING, L.L.C.

2. The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

3. The Certificate of formation shall be effective upon filing.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of ART HOLDING, L.L.C. this 8th day of December, 1997.

A. C. NIELSEN COMPANY

/s/ Ellenore O’Hanrahan
Ellenore O’Hanrahan
Vice President and Assistant Secretary